CONSENT OF ANSTO MINERALS

April 14, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Six Months Ended February 28, 2015 (the "MD&A")

To Whom It May Concern:

We refer to certain mineral processing information and analysis prepared by ANSTO Minerals for Tasman Metals Ltd. (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein.

We hereby consent to the use of our name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863) filed with the United States Securities and Exchange Commission.

We confirm that we have read a draft of the MD&A and we have no reason to believe that there are any misrepresentations that are derived from the Information or that are within our knowledge as a result of the services we performed in connection with such Information.

Yours truly,

ANSTO MINERALS

/s/A.R. Gee
Signature

A.R. Gee
Print Name

          General Manager
          ANSTO Minerals
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ANSTO Minerals, Building 21e, Locked bag 2001, Kirrawee DC 2232, NSW, Australia
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